                             ACQUISITION AGREEMENT
                                 BY AND AMONG

                               OI ITALIA S.R.L.

                                    AND

                     THE SELLERS SET FORTH ON SCHEDULE 1


                            DATED DECEMBER 16, 1996

                          TABLE OF CONTENTS

                            ARTICLE I
                         INTERPRETATION. . . . . . . . . . . .  3

            1.1  Definitions . . . . . . . . . . . . . . . . .  3
            1.2  References. . . . . . . . . . . . . . . . . .  3

                           ARTICLE II
                        PURCHASE AND SALE. . . . . . . . . . .  3

            2.1  Actions to Occur at Signing . . . . . . . . .  3
            2.2  Date and Place of the Closing . . . . . . . .  4
            2.3  Conditions to Closing . . . . . . . . . . . .  4
            2.4  Actions at the Closing. . . . . . . . . . . .  5
            2.5  Consideration . . . . . . . . . . . . . . . .  5
            2.6  Contingent Consideration. . . . . . . . . . .  6
            2.7  Method of Payment . . . . . . . . . . . . . .  6

                           ARTICLE III
                 REPRESENTATIONS AND WARRANTIES
                         OF THE SELLERS. . . . . . . . . . . .  6

            3.1  Escrow Agreement. . . . . . . . . . . . . . .  6
            3.2  Consent and Approvals; No Violations. . . . .  6
            3.3  Litigation Related to Transactions. . . . . .  7
            3.4  Title to Holdings Shares, Company Shares
                 and Shares/Quotas of the Group Companies. . .  7
            3.5  Public Shares . . . . . . . . . . . . . . . .  7
            3.6  Corporate Organization; Capitalization. . . .  7
            3.7  Merger of Company Subsidiaries;
                 Expiration of Withdrawal Rights . . . . . . .  8
            3.8  Holdings Financial Matters. . . . . . . . . .  8
            3.9  Company Financial Statements; Other
                 Financial Matters . . . . . . . . . . . . . .  8
            3.10  Title and Related Matters; Leases;
                  Encumbrances . . . . . . . . . . . . . . .   10
            3.11  Intellectual Property. . . . . . . . . . .   10
            3.12  Contracts and Agreements . . . . . . . . .   11
            3.13  Customers and Suppliers. . . . . . . . . .   13
            3.14  Absence of Certain Changes . . . . . . . .   13
            3.15  Insurance. . . . . . . . . . . . . . . . .   14
            3.16  Taxes. . . . . . . . . . . . . . . . . . .   15
            3.17  Employee Matters; Employee Benefit Plans .   15
            3.18  Litigation . . . . . . . . . . . . . . . .   16
            3.19  Compliance with Law; Environmental
                  Matters. . . . . . . . . . . . . . . . . .   16
            3.20  Absence of Questionable Payments . . . . .   17
            3.21  Products Liability; Product Recall . . . .   17

                            ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES
                        OF THE PURCHASER . . . . . . . . . .   17

            4.1  Corporate Organization; Etc.. . . . . . . .   18
            4.2  Consent and Approvals; No Violations. . . .   18
            4.3  Escrow Agreement. . . . . . . . . . . . . .   18

                            ARTICLE V
                       COVENANTS OF THE PARTIES. . . . . . .   18

            5.1  Full Access . . . . . . . . . . . . . . . .   18
            5.2  No other Acquisitions in the European Union   19
            5.3  Best Efforts. . . . . . . . . . . . . . . .   19
            5.4  Board of Directors Membership; Shareholders and
                 Board of Directors Meetings . . . . . . . .   19
            5.5  Public Shares . . . . . . . . . . . . . . .   19
            5.6  Press Release . . . . . . . . . . . . . . .   19
            5.7  Customers and Suppliers . . . . . . . . . .   20
            5.8  Non-Compete; No Solicitation. . . . . . . .   20
            5.9  Action by Sellers . . . . . . . . . . . . .   20
            5.10 Shareholders Contribution . . . . . . . . .   20
            5.11 Collection of Government Payments . . . . .   20

                           ARTICLE VI
                     CONDUCT OF THE BUSINESS . . . . . . . .   21

            6.1  Ordinary Course of Business . . . . . . . .   21
            6.2  Amendments. . . . . . . . . . . . . . . . .   21
            6.3  Capital Changes; Asset Sales; Redemptions .   21
            6.4  Certain Investments . . . . . . . . . . . .   21
            6.5  Organization. . . . . . . . . . . . . . . .   21
            6.6  Certain Changes . . . . . . . . . . . . . .   21
            6.7  Contracts . . . . . . . . . . . . . . . . .   22
            6.8  No Default. . . . . . . . . . . . . . . . .   23

                           ARTICLE VII
                   SURVIVAL OF REPRESENTATIONS
                 AND WARRANTIES;INDEMNIFICATION. . . . . . .   23

            7.1  Investigations; Survival; Exclusive Remedy.   23
            7.2  Indemnity by the Sellers; Right of Set-Off.   23
            7.3  Indemnity by the Purchaser. . . . . . . . .   24
            7.4  Limitation. . . . . . . . . . . . . . . . .   24
            7.5  Notice of Claims; Payment.. . . . . . . . .   26
            7.6  Defense by Indemnifying Party . . . . . . .   27

                          ARTICLE VIII
                           TERMINATION . . . . . . . . . . .   28

                           ARTICLE IX
                    MISCELLANEOUS PROVISIONS . . . . . . . .   29

            9.1  Entire Agreement; Amendments and Waivers. .   29
            9.2  Waiver of Compliance. . . . . . . . . . . .   29
            9.3  Expenses. . . . . . . . . . . . . . . . . .   29
            9.4  Transfer Taxes. . . . . . . . . . . . . . .   29
            9.5  Tax Amnesty . . . . . . . . . . . . . . . .   29
            9.6  Notices . . . . . . . . . . . . . . . . . .   29
            9.7  Assignment. . . . . . . . . . . . . . . . .   30
            9.8  Publicity . . . . . . . . . . . . . . . . .   30
            9.9  Brokers and Finders . . . . . . . . . . . .   30
            9.10  Dispute Resolution . . . . . . . . . . . .   30
            9.11  Counterparts; Language Conflicts . . . . .   31
            9.12  Third Parties. . . . . . . . . . . . . . .   31
            9.13  Governing Law. . . . . . . . . . . . . . .   31


SCHEDULES

Schedule 1 - Sellers and the Purchaser

            1(a) Holdings' Shareholders
            1(b) Direct Shareholders

Schedule 2 - Definitions

Schedule 3 - Disclosure Schedule

Schedule 4 - Additional Payments
            4(a) Calculation of Contingent Consideration
            4(b) Best Case Projections

Schedule 5 - Holdings Financial Statements

Schedule 6 - Unaudited Consolidated October 31, 1996 Financial Statements

Schedule 7 - Non-Compete and No Solicitation Provisions

Schedule 7.4(a)(v) - Cash Payments from Government Authorities

Schedule 8 - Percentages Applicable to Sellers

Schedule 9 - Notices

EXHIBITS

Custody Documents

Exhibit A - Forms of Powers of Attorney

Exhibit B - Form of Escrow Agreement

Additional Documents

Exhibit C - Persons who will enter into Management and Non-Competition
            Agreements

Exhibit D - Opinions of Sellers' Counsel

Exhibit E - Opinion of Purchaser's Italian Counsel

                             ACQUISITION AGREEMENT


          ACQUISITION AGREEMENT dated December 16, 1996, by and among OI Italia S.r.l. (formerly, KE.RO. S.r.l. et Co. Import-Export) (the "Purchas-er"), a company organized and existing under the laws of Italy and an indirect subsidiary of Owens-Illinois, Inc., represented herein by R. Scott Trumbull, pursuant to the power of attorney attached hereto as Exhibit A(i), and the members of the Maderna and Ricciardi families identified on Schedule 1 hereto (collectively, the "Sellers"), represented herein by Carlo Pontecorvo pursuant to the power of attorney attached hereto as Exhibit A(ii).

          WHEREAS, certain of the Sellers identified on Schedule 1(a) hereto (the "Holdings' Shareholders") own 100,300,000 shares (the "Holdings Shares") representing all of the issued and outstanding capital of Orion, S.p.A. (for-merly known as Natale Maderna & C. S.a.p.A.), a company organized and existing under the laws of the Republic of Italy ("Holdings");

          WHEREAS, certain of the Sellers identified on Schedule 1(b) hereto (the "Direct Shareholders") own 9,779,410 of the Company Shares (the "Direct Shares") which constitute 23.290% of the Company Shares in Aziende Vetrarie Industriali Ricciardi - AVIR S.p.A. (formerly known as AVIR Finanziaria S.p.A.), a company organized and existing under the laws of the Republic of Italy (the "Company" or "AVIR"), a company principally engaged, directly or through the Group Companies, in the manufacture and sale of glass products in Italy, Spain and the Czech Republic;

          WHEREAS, certain individuals identified on Schedule 1(b) hereto (the "Minors") own 1,240,000 of the Company Shares which constitute 2.953% of the Company Shares;

          WHEREAS, Holdings owns 22,100,000 of the Company Shares which constitute 52.633% of the Company Shares;

          WHEREAS, the remaining 8,869,830 of the Company Shares which constitute 21.124% of the Company Shares is owned by the Public Shareholders;

          WHEREAS, by virtue of their direct or indirect ownership of 31,879,410 of the Company Shares which constitute 75.922% of the Company Shares, the Sellers exercise effective control of the Company, and are fully informed as to the Company's operations, prospects and conditions (financial or otherwise); and

          WHEREAS, the Purchaser wishes to acquire, directly or indirectly,
(i) as a result of the transactions contemplated herein, all of the Company Shares held, directly and indirectly, by the Sellers and (ii) as a result of the transactions contemplated in a separate agreement, all of the Company Shares held by the Minors.

          NOW, THEREFORE, in consideration of the covenants, representa-tions, warranties and agreements contained herein, and intending to be legally bound hereby, the Purchaser and the Sellers agree as follows:


                                    ARTICLE I
                                 INTERPRETATION

          1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, capitalized terms shall have the meanings ascribed thereto in Schedule 2 here-to.

          1.2 References. The descriptive headings of the Articles, Sections, Schedules and Exhibits of this Agreement are inserted for conve-nience of reference only and shall not affect the interpretation of this Agreement. All references in this Agreement to an "Article", "Section", "Schedule" or "Exhibit" refer to the corresponding Article, Section, Schedule or Exhibit of this Agreement.


                                   ARTICLE II
                               PURCHASE AND SALE

          2.1  Actions to Occur at Signing.

               (a) At the time of execution and delivery of this Agreement (the "Signing"), the following actions were taken by or on behalf of the Parties.


                    (i) each of the Sellers and the Purchaser con-firmed the accuracy of the representations and warranties con-tained in Articles III and IV hereof, respectively;

                    (ii) each of the Sellers and the Purchaser have executed and delivered to each other and the Escrow Agent the original of or counterparts to the Escrow Agreement, in the form set forth in Exhibit B hereto;

                    (iii) all of the documents required to transfer title to the Holdings Shares and Company Shares owned by the Sellers have been duly deposited with the Escrow Agent, to be held in accordance with the terms of the Escrow Agreement pending re-lease upon satisfaction of the terms and conditions for their transfer under this Agreement;

                    (iv) the Purchaser has delivered to the Escrow Agent the Holdings Purchase Consideration and the Direct Shares Consideration;

                   (v) the Company and each of the persons identi-fied on Exhibit C hereto have executed and delivered to the Pur-chaser a letter agreement regarding management and non-competition arrangements subject to Closing, and to become effective as of the date of the Closing (the "Management and Non-Competition Agree-ments");

                    (vi) the Sellers shall have provided the Pur-chaser with the ability to manage the business and affairs of Holdings, the Company and the Company Subsidiaries in accordance with the terms and conditions set forth in Articles V and VI hereof;

                    (vii) the Escrow Agent shall execute and deliv-er to the Purchaser and the Sellers executed copies of the Escrow Agreement;

                    (viii)  the Sellers shall deliver to the
     Purchaser original executed copies of an opinion of Sellers'
     Counsel, substantially in the form of Exhibit D, hereto;

                    (ix) the Purchaser shall deliver to the Sellers original executed copies of an opinion of the Purchaser's Italian Counsel, substantially in the form of Exhibit E, hereto; and

                    (x)  the Sellers shall have caused (A) the
     resignation of at least 1 director of Holdings (once Holdings has more than 1 director), at least 3 directors of the Company and at least 1 director of such of the Company Subsidiaries as the Purchaser shall designate, and (B) the calling of the Board of Directors meetings of Holdings, the Company and the Company Subsidiaries for the appointment by "cooptazione" of at least 1 designee to the Board of Directors of Holdings, at least 3 designees to the Board of Directors of the Company and at least 1 designee to the Board of Directors of each of such of the Company Subsidiaries as the Purchaser shall designate.

          2.2  Date and Place of the Closing.

               (a) The Parties agree that each shall use its best efforts to cause the actions set forth in Section 2.4 hereof (the "Closing") to occur on or prior to December 31, 1996; provided that all conditions to such Closing set forth in Section 2.3 have been satisfied or waived in writing.

               (b) The Closing shall take place at the offices of the Escrow Agent in Milan.

          2.3 Conditions to Closing. The obligations of the Parties to complete the Closing shall be subject to the satisfaction or waiver in writing by the Sellers and the Purchaser of the following conditions:

               (a) No Injunction. There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the Transactions or any of them not be consummated as so provided or imposing any material conditions on the consummation of the Transactions.

               (b) Competition Review. Clearance of the transactions contemplated by this Agreement under relevant antitrust or competition regulations in Italy and Germany.

               (c) Receipt of the Unaudited Consolidated October 31, 1996 Financial Statements with projections of the balance sheet of the Company as of, and projections of profit and loss accounts for the Company for the twelve months ending, December 31, 1996.

          2.4 Actions at the Closing. Subject to the terms and conditions and in reliance upon the representations and warranties set forth herein, at the Closing, the transactions set forth below shall occur, and shall be deemed to occur simultaneously:

               (a) the Escrow Agent, on behalf of the Holdings' Sharehold-ers, shall endorse to the Purchaser the Holdings Shares;

               (b) the Escrow Agent, on behalf of the Direct Shareholders, shall endorse to the Purchaser the Direct Shares; and

               (c) The Escrow Agent shall deliver to the Sellers on behalf of the Purchaser the cash payment with respect to the Holdings Purchase Consideration and the Direct Shares Consideration less an amount equal to the Secured Amount (such sum to be retained by the Escrow Agent).

          2.5  Consideration.

               (a) Each of the Parties agrees that the following aggregate amounts shall be paid as consideration to the holders of the various interests transferred hereunder:

                    (i) the Holdings Purchase Consideration shall be approximately LIT 4,666 per Holdings Share, for 100,300,000 Holdings Shares, for an aggregate amount of LIT 468,029,900,526 (the "Holdings Purchase Consideration"); and

                    (ii) the Direct Shares Consideration shall be approximately LIT 20,932 per Direct Share, for 9,779,410 Direct Shares, for an aggregate amount of LIT 204,707,058,490
     (the "Direct Shares Consideration").

               (b) Subject to approval by CONSOB the Parties acknowledge that the public offer price proposed to be offered by the Purchaser to the Public Shareholders in the subsequent public offer shall be approximately LIT 20,932 per Public Share.

         2.6 Contingent Consideration. The Parties acknowledge that the amounts set forth in Section 2.5 hereof reflect the Purchaser's estimation of the value of the Company, as of the signing. In the event that the perfor-mance of the Glass Business for the three fiscal years commencing January 1, 1997 should exceed expectations, the Purchaser agrees to pay an additional amount (the "Contingent Consideration") to the Sellers, in accordance with the percentages set forth on Schedule 8, determined as set forth in Schedule 4(a) hereto, in relation to the Sellers' best case financial projections for the Company set forth in Schedule 4(b) hereto. In the event that any amount in respect of the Contingent Consideration is required to be paid to the Public Shareholders, such amounts shall be deducted from the Contingent Consideration payable to the Sellers, in accordance with the percentages set forth on
Schedule 8.

          2.7  Method of Payment.

               (a) Of the amounts to be received by the Sellers upon the Closing, as set forth in Section 2.5 above, the Parties agree that the Escrow Agent shall pay the Holdings Purchase Consideration and the Direct Shares Consideration, plus interest accrued thereon, each in cash, by wire transfer in immediately available funds to the account or accounts designated by the Sellers in writing.

               (b) The Sellers agree that in order to secure the Purchaser's right to indemnification provided in Article VII hereof, cash in the aggregate amount of LIT 26.5 billion (the "Secured Amount") shall be deposited with the Escrow Agent, pursuant to the Escrow Agreement, to be re-tained by the Escrow Agent for the period specified in the Escrow Agreement.

               (c) The Sellers agree that the Contingent Consideration shall be, without duplication, subject to the Right of Set-Off, provided, however, that the Contingent Consideration shall not be considered in provid-ing for the Secured Amount.


                           ARTICLE III
                 REPRESENTATIONS AND WARRANTIES
                         OF THE SELLERS

          The Sellers represent and warrant to the Purchaser as follows:

          3.1 Escrow Agreement. Each of the Sellers has taken all action required by law or otherwise required to be taken by it to authorize the execution and delivery of the Escrow Agreement, and such agreement is a valid and binding obligation of each of the Sellers enforceable in accordance with its terms.

          3.2  Consent and Approvals; No Violations.

               (a) Except as contemplated by Section 2.3, no consent, ap-proval or authorization of, or declaration, filing or registration with, any

Governmental Authority or any other person is required in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions.

               (b) The execution and delivery of this Agreement by the Sellers, the performance hereof and the consummation of the transactions con-templated hereby will not (i) violate any provision of the Articles of Asso-ciation of any of Holdings, the Company or any Group Company, (ii) (assuming receipt of all governmental approvals contemplated by Section 2.3) violate any statute, rule, regulation, judgment, order or decree of any Governmental Au-thority or (iii) conflict with or result in a violation, or breach of, or con-stitute a default under, or give rise to any right of cancellation or termina-tion of, any Permit or License or agreement or violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Lien upon any property or assets of any of Holdings, the Company or any Group Company under, any Contracts and/or Agreements to which any of Holdings, the Company or any Group Company is bound, or to which the property of any of Holdings, any Group Company or the Company is subject.

          3.3 Litigation Related to Transactions. There is no action, suit, inquiry, proceeding or investigation by or before any Governmental Authority pending or threatened against or involving the Sellers, Holdings, the Company, any Group Company, or the Glass Business, which questions or challenges the validity of this Agreement or any action taken or to be taken by Holdings, the Company, or the Sellers pursuant to this Agreement or in con-nection with the transactions contemplated hereby; nor is there any valid basis for any such action, proceeding or investigation.

          3.4 Title to Holdings Shares, Company Shares and Shares/Quotas of the Group Companies. The outstanding shares of capital stock of the Company and Holdings which are legally or beneficially owned by any of the Sellers, the outstanding shares of the Company which are legally or beneficially owned by Holdings, and the outstanding shares/quotas of the Group Companies which are owned by the Company are as set forth in Schedule 1(a), 1(b) hereto and 3.6(b) of the Disclosure Schedule, respectively, and such shares/quotas are owned, directly or indirectly, free and clear of all Liens.

          3.5 Public Shares. None of the Sellers, Holdings, the Company or their senior executives and directors nor, to the best of the Sellers' knowl-edge, any of the Group Companies or their respective Affiliates, senior executives and directors or any one acting on their behalf, has bid for or purchased any Public Shares or taken any action for the purpose of creating actual or apparent trading in or raising the price of the Public Shares.

          3.6 Corporate Organization; Capitalization. (a) Each of Hold-ings, the Company and the Company Subsidiaries is a company duly organized and existing under the laws of its jurisdiction and has full corporate power and authority to carry on its business as it is now being conducted. Except for the changes (i) made to the Articles of Association of Avirunion, in connection with the Company's acquisition of Avirunion, (ii) necessitated by the merger by incorporation (the "Merger") of various subsidiaries of the Company into the Company, (iii) necessitated by the change of Holdings from a SAPA to an S.p.A., and (iv) related to Vetroceramica Turritana S.p.A., the Articles of Association of each of Holdings, the Company and the Company Sub-sidiaries have not been amended since January 1, 1996 and have been in full force and effect since such date. Each of the Sellers has taken all action required by law or otherwise required to be taken by it to authorize the exe-cution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement is a valid and binding agreement of each of the Sellers enforceable in accordance with its terms.

               (b) Schedule 3.6(b) of the Disclosure Schedule sets forth the name, jurisdiction of incorporation and capitalization of each of Holdings, the Company and the Group Companies. All of the shares of Holdings, the Company and the Group Companies are duly authorized, validly issued and fully paid. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) of any of Holdings, the Company and the Group Companies issued and outstanding. Except as and to the extent set forth in Schedule 3.6(b) of the Disclosure Schedule, none of Holdings, the Company or any Company Subsidiary owns, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business not listed in Schedule 3.6(b) of the Disclosure Schedule.

          3.7 Merger of Company Subsidiaries; Expiration of Withdrawal Rights. (a) As of the date hereof, the deed of merger relating to the Merger has been executed and has been filed with the competent courts in accordance with all relevant laws.

               (b) Withdrawal rights have been exercised in connection with the change of the corporate purpose of the Company in connection with the Merger with respect to 2,194,055 shares of capital stock in the Company (the "Withdrawn Shares") and, as a result of which an amount equal to LIT11,742 per share was paid by the Company in respect of the Withdrawn Shares on October 31, 1996, and the Withdrawn Shares have been cancelled. No withdrawal rights remain outstanding as of the date hereof.

          3.8  Holdings Financial Matters.  Except as set forth in Schedule
5, Holdings (without regard to the consolidation of its subsidiaries) has no liabilities or obligations of any nature (absolute, accrued, contingent or otherwise). Upon the Signing, the financial condition of Holdings will conform to that set forth in the Holdings balance sheet as of October 31, 1996 and statement of profit and loss for the 10 months ending October 31, 1996, each as set forth in Schedule 5 to this Agreement (the "Holdings Financial Statements").

          3.9  Company Financial Statements; Other Financial Matters.  (a)
The Sellers have made available to the Purchaser copies of the Audited Finan-cial Statements, including the Audited Balance Sheet and the Interim Unaudited

Financial Statements, including the Interim Unaudited Balance Sheet.
Unaudited Consolidated October 31, 1996 Financial Statements are attached hereto as Schedule 6. The Audited Financial Statements, including the Audited Balance Sheet, the Interim Unaudited Financial Statements, including the Interim Unaudited Balance Sheet, and the Unaudited Consolidated October 31, 1996 Financial Statements are true, complete and accurate and fairly present the financial position of the Company and the Company Subsidiaries as at the dates thereof and the results of operations and changes in financial position for the periods then ended. The Sellers have used their best efforts to assure that the Other Financial Information is as true and accurate as possible. The Sellers have made available to the Purchaser copies of the Fi-nancial Books and Records. The Financial Books and Records are true, accurate and complete and contain all information necessary to prepare the Audited Fi-nancial Statements. The Audited Financial Statements, the Interim Unaudited Financial Statements and the Unaudited Consolidated October 31, 1996 Financial Statements were prepared from the Financial Books and Records in accordance with Italian GAAP consistently applied throughout the periods involved.

               (b) Except for liabilities incurred in the Ordinary Course since the date of the Holdings Financial Statements and the Unaudited Consoli-dated October 31, 1996 Financial Statements, respectively, none of Holdings, the Company or the Company Subsidiaries has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not fully reflected or reserved against in the Holdings Financial Statements and the Unaudited Consolidated October 31, 1996 Financial Statements, as the case may be; and the reserves reflected in the Holdings Financial Statements and the Unaudited Consolidated October 31, 1996 Financial Statements are adequate, ap-propriate and reasonable, as determined in accordance with past practice and Italian GAAP consistently applied.

               (c)  All Inventory of the Company and each Company
Subsidiary, reflected in the Audited Balance Sheet, the Interim Unaudited Balance Sheet or the Unaudited Consolidated October 31, 1996 Financial Statements, is merchantable and fit for the purpose for which it was procured or manufactured, and consists of a quantity (as reflected in the Unaudited Consolidated October 31, 1996 Financial Statements) and quality warranted, us-able and salable in the Ordinary Course. Except in the Ordinary Course, to the best of the Sellers' knowledge, none of the Company or any Company Sub-sidiary is under or expected to become subject to any liability or obligation with respect to the return of inventory or merchandise in the possession of wholesalers, distributors, retailers or other customers.

               (d)  The Audited Balance Sheet, the Interim Unaudited
Balance Sheet and the Unaudited Consolidated October 31, 1996 Balance Sheet each contains all of the assets of the Company and the Company Subsidiaries necessary to operate the Glass Business in substantially the same manner as it has been conducted since January 1, 1995.

               (e) The Accounts Receivable set forth on the Audited Bal-ance Sheet, the Interim Unaudited Balance Sheet and the Unaudited Consolidated October 31, 1996 Balance Sheet represent bona fide sales actually made in the

Ordinary Course and are duly reflected on such balance sheets. Each Account Receivable is valid and not subject to any setoff or counterclaim and is cur-rent and has been collected in full or will be collected in full, subject to reserves, in the Ordinary Course.

          3.10 Title and Related Matters; Leases; Encumbrances. (a) Each of Holdings, the Company and the Company Subsidiaries has good, valid and mar-ketable title to all the assets which they purport to own, including, without limitation, all the assets reflected in the Audited Balance Sheet, the Interim Unaudited Balance Sheet and the Financial Books and Records. All assets are free and clear of all title defects or objections or Liens, except for those that are disclosed in the Interim Unaudited Balance Sheet and except for those that are incurred in the Ordinary Course thereafter.

               (b) All material leases pursuant to which Holdings, the Company and the Company Subsidiaries lease Real Property or Personal Property are valid, binding and enforceable in accordance with their terms, and are in full force and effect; there are no existing defaults by Holdings, the Company or the Company Subsidiaries thereunder; no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder; and no consent to the Transactions is needed by the lessors.

               (c) With due consideration to the nature of the Glass Business and the age of the Company's and Company Subsidiaries' plants, structures and equipment, such plants, structures and equipment are in good operating condition and they may need routine maintenance and repairs which are not material in nature or cost.

               (d) As of the date hereof, neither the whole nor any material portion of the assets of Holdings, the Company or the Company Sub-sidiaries is subject to any decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor, nor, to the best of the Sellers' knowledge, has any such condemnation, expropriation or taking been proposed.

          3.11  Intellectual Property

               (a) Schedule 3.11(a) of the Disclosure Schedule identifies all licenses and other Contracts or Agreements with third parties (other than Affiliates of the Purchaser and Affiliates of the Company) to which the Compa-ny or any Company Subsidiary is a party (either as licensor or licensee) or otherwise subject relating to any Intellectual Property and no claims have been asserted by any person to the use of any Intellectual Property or chal-lenging or questioning the validity or effectiveness of any such license or Contract or Agreement, and neither the Sellers nor the Company knows of any valid basis for any such claim.

               (b) Except as identified in Schedule 3.11(b) of the Disclosure Schedule, none of the Company nor any Group Company has, nor has been alleged to have, infringed upon any Intellectual Property or misappro-priated or misused any invention, trade secret or other proprietary informa-tion entitled to legal protection. None of Holdings, the Company nor any Group Company has asserted any claim of infringement, misappropriation or misuse within the past three years.

               (c) The Company and the Company Subsidiaries have good and valid title to, or otherwise possess adequate and sufficient rights to use, all Intellectual Property and other proprietary information necessary to per-mit the Company and the Company Subsidiaries to conduct the Glass Business in the same manner as such business has been conducted prior to the date hereof and all necessary fees have been properly paid.

          3.12  Contracts and Agreements.

               (a) Except as set forth in Schedule 3.12(a) of the Disclosure Schedule, none of Holdings, the Company nor any Group Company has entered into or is a party to:

                    (i) except for any contracts with utilities, any purchase contracts or commitments which continue for a period of more than twelve months or are in excess of the normal, ordi-nary and usual requirements of business other than agreements between Holdings, the Company or a Company Subsidiary, on the one hand, and Holdings, the Company or a Company Subsidiary, on the other hand;

                    (ii) any outstanding sales contracts, commit-ments, proposals or orders which continue for a period of more than twelve months, or exceed LIT 7.5 billion or are expected to result in any material loss upon completion or performance there-of, after allowance for direct distribution expenses or any out-standing contracts, bids or sales or service proposals quoting prices which are expected not to result in a profit in the Ordinary Course;

                    (iii) any outstanding contracts with officers, employees, agents, consultants, advisors, salesmen, sales repre-sentatives, distributors or dealers, the cancellation of which requires a notice period longer than the mandatory period required by applicable law or national collective bargaining agreements, and without liability, penalty or premium other than as required by applicable law or national collective bargaining agreements, or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings other than those provided by applicable law or national collective bargaining agreements;

                    (iv)  any employment agreement, or any other
     agreement that contains any severance or termination pay liabil-ities or obligations, other than customary obligations provided by national collective bargaining agreements or otherwise required by law;

                    (v)  any collective bargaining or union con-
     tracts or agreements which are not customary in the Glass
     Business;

                    (vi) any agreement with any employee or agent to pay compensation at the gross annual rate of more than LIT 200 million for services rendered;

                    (vii) any agreement restricting its ability to carry on the Glass Business anywhere in the world;

                    (viii) any agreement with respect to the return of inventory or merchandise in the possession of wholesalers, dis-tributors, retailers or other customers;

                    (ix)  any agreements to assume any debt or
     similar obligation of others;

                    (x)  any outstanding loan to any person;

                    (xi)  any power of attorney other than those
     issued in the Ordinary Course;

                    (xiiA any agreements concerning confidentiality or restricting any other entity or person (including, without limitation, current employees of the Company or any Group Company) from competing with it in the Glass Business except for agreements entered into with Affiliates of the Purchaser; and

                    (xiii) any other agreements, contracts, commit-ments or restrictions which are material to its business, opera-tions or prospects taken as a whole or which require the making of any charitable contribution.

               (b) The Sellers have made available to the Purchaser a cor-rect and complete copy of each written agreement listed on Schedule 3.12(a) of the Disclosure Schedule described under Section 3.12(a) above.

               (c) All of the Contracts and Agreements are legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding and enforceable and in full force and effect on identical terms following the consummation of the Transactions. To the best of Sellers' knowledge, no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under, nor has any party repudiated any provision of, any of the Contracts and Agreements.

               (d) None of Holdings, the Company nor any Company Subsid-iary is in default under or in violation of, nor, to the best of Sellers' knowledge, is there any valid basis for any claim of default under or viola-tion of, any Contract or Agreement or restriction to which it is a party or by which it is bound.

          3.13  Customers and Suppliers.  (a)   There has not been any mate-
rial adverse change in the business relationship of any of the Company or any Group Company with any customer or supplier.

               (b) As of the date of this Agreement, other than in the Ordinary Course, there are no claims against the Company or the Company Sub-sidiaries to return merchandise by reason of alleged overshipments, defective merchandise or otherwise, or of merchandise in the hands of customers under an understanding that such merchandise would be returnable.

          3.14  Absence of Certain Changes.  Except as set forth in Schedule
3.14 of the Disclosure Schedule, since the date of the Audited Financial Statements, Holdings, the Company and the Company Subsidiaries have conducted the Glass Business only in the Ordinary Course, and other than in the Ordinary Course neither Holdings, the Company, any Company Subsidiary, nor the Glass Business has:

                    (i) Suffered any material adverse change in its financial conditions, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business, operations or pros-pects other than changes reflected in the Unaudited Consolidated October 31, 1996 Financial Statements, or those arising from or relating to general economic conditions of the glass industry in Italy;

                    (ii) Incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) other than as reflected in the Interim Unaudited Financial Statements, or the Unaudited Consolidated October 31, 1996 Financial Statements, or increased, or experienced any change in any assumptions underlying or methods of calculating any bad debt, contingency or other re-serves;

                    (iii) Paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or oth-erwise) other than the payment, discharge or satisfaction of lia-bilities and obligations reflected or reserved against in the Au-dited Financial Statements;

                    (iv) Permitted or allowed any of its property or assets (real, personal or fixed, tangible or intangible) to be subjected to any Lien;

                    (v)  Written down the value of any Inventory
     (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any notes or accounts receivable, except for immaterial write-downs;

                    (vi) Cancelled any credits or waived any claims or rights of substantial value;

                    (vii) Transferred any of its properties or as-sets (real, personal or fixed, tangible or intangible) except for sales of properties or assets unrelated to the Glass Business;

                    (viii) Disposed of or permitted to lapse any rights to the use of any patent, trademark, trade name or copy-right, or disposed of or disclosed to any person other than repre-sentatives of the Purchaser any trade secret, formula, process or know-how not theretofore a matter of public knowledge;

                    (ix) Granted any general increase in the com-pensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any officer or employee, and no such increase is customary on a periodic basis or required by agreement or under-standing;

                    (x) Made any capital expenditure or commitment other than as specifically provided for in the Interim Unaudited Financial Statements or the Unaudited Consolidated October 31, 1996 Financial Statements;

                    (xi) Other than in connection with the fiscal year ended December 31, 1995 and the redemption contemplated by the Merger, declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or redeemed, purchased, or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of Holdings, the Company or any Company Subsidiary;

                    (xii) Made any change in any method of account-ing or accounting practice;

                    (xiii)  Paid, loaned or advanced any amount to,
     or transferred or leased any properties or assets (real, personal or fixed, tangible or intangible) to, or entered into any agree-ment or arrangement with, any of the Sellers, its senior executives or directors or any Affiliate of any of its senior executives or directors; or

                    (xiv) Agreed, whether in writing or otherwise, to take any action described in this Section 3.14.

          3.15 Insurance. All material policies of fire, liability, workmen's compensation and other forms of insurance owned or held by or pro-viding coverage for the Company and each Company Subsidiary are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of the Closing have been paid, and no notice of cancella-tion or termination has been received with respect to any such policy. Such policies are sufficient for compliance with all requirements of law and of all agreements to which the Company or any Company Subsidiary is a party; are val-id, outstanding and enforceable policies; provide adequate insurance coverage for the assets and operations of the Company and each Company Subsidiary; will remain in full force and effect through the Closing Date and will not in any way be affected by, or terminate or lapse by reason of, the execution of this Agreement. Each of the Company and each Company Subsidiary has been covered during the past five (5) years by insurance in scope and amount customary and reasonable for the Glass Business.

          3.16 Taxes. (a) Each of Holdings, the Company and Company Subsidiaries has duly filed all Tax reports and returns required to be filed by it and has duly paid all Taxes and other charges due or claimed to be due from it by any Governmental Authority (including, without limitation, those due in respect of the properties, income, franchises, licenses, sales or pay-rolls of any of them); the reserves for Taxes reflected in the Audited Balance Sheet, the Interim Unaudited Balance Sheet and the Unaudited Consolidated October 31, 1996 Financial Statements are adequate; and there are no Liens for Taxes upon any property or assets of Holdings, the Company or any Company Subsidiary. Copies of the tax returns of Holdings, the Company and each Company Subsidiary in respect of all years not barred by the statute of limi-tations were made available to the Purchaser; and except as set forth in
Schedule 3.16(a)(i) of the Disclosure Schedule, there are no assessments or inspections, and except as set forth in Schedule 3.16(a)(ii) of the Disclosure Schedule, any assessments have been fully paid; and no issue has been raised by the relevant local tax office in any examination which reasonably could be expected to result in a proposed deficiency for any period not examined. Fur-ther, no state of facts exists or has existed which would constitute grounds for the assessment of any Tax liability with respect to the periods which have not been audited by the relevant local tax office. Schedule 3.16(a)(iii) of the Disclosure Schedule contains a list of all the Tax amnesties benefitted by Holdings, the Company and any of the Company Subsidiaries.

               (b) Each of Holdings, the Company and the Company Subsid-iaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and have, within the time and in the manner prescribed by law, withheld from employees' wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable laws.

               (c) Except as set forth in Schedule 3.16(c) of the Disclosure Schedule, no power of attorney has been granted by Holdings, the Company or any Company Subsidiary with respect to any matter relating to Taxes which is currently in force.

          3.17 Employee Matters; Employee Benefit Plans. (a) There is no labor strike, material dispute, material slowdown or material stoppage actual-ly pending or, to the best of Sellers' knowledge, threatened against or af-fecting the Company or any Company Subsidiary and none of the Company nor any

Company Subsidiary has experienced any material work stoppage since January 1, 1995.

               (b) Any sum due as salary, severance indemnity, social security contribution, unpaid holidays and other benefits or bonuses due to their employees by any of the Company or the Company Subsidiaries, and other reserves concerning such employment relationships have been duly paid or allocated, in accordance with all applicable laws and regulations concerning labor and social security matters. All the obligations towards the abovesaid employees, as well as towards any social security agency have been duly fulfilled.

               (c) All the employees of the Company or any Company Subsidiary are duly registered in the payroll of said companies.

               (d) Except as set forth in Schedule 3.17(d) of the Disclosure Schedule, no litigation is pending or, to the knowledge of the Sellers, threatened before any judicial and administrative court or arbitral tribunal with respect to any of the employees of the Company or any Company Subsidiary involving more than LIT 150 million.

               (A) Any and all obligations concerning Law no. 482 of April 2, 1968, concerning the mandatory hiring of certain categories of employees (such as disabled, refugees, widows, etc.) have been substantially fulfilled.

          3.18 Litigation. Except as disclosed in Schedule 3.16(a)(i) and 3.18(i) of the Disclosure Schedule, there is no action, suit, inquiry, proceeding or investigation by or before any Governmental Authority pending or, to the best of Sellers' knowledge, threatened against or involving Hold-ings, the Company, any Group Company, or the Glass Business, nor is there any valid basis for any such action, proceeding or investigation. Except as dis-closed in Schedule 3.18(ii) of the Disclosure Schedule, none of Holdings, the Company nor any Group Company is subject to any judgment, order or decree en-tered in any lawsuit or proceeding which may have an adverse effect on its business practices or on its ability to acquire any property or conduct the Glass Business in any area.

          3.19 Compliance with Law; Environmental Matters. (a) The Glass Business has been conducted in accordance with all applicable laws, regula-tions and other requirements of all Governmental Authorities. Except as set forth in Schedule 3.18(i) and 3.18(ii) of the Disclosure Schedule, none of Holdings, the Company nor any Group Company has received any notification of any asserted present or past failure to comply with such laws, rules or regu-lations.

               (b) Except as set forth in Schedule 3.19(b) of the Disclosure Schedule, the Company and the Company Subsidiaries have obtained all Permits and Licenses relating to pollution or protection of the environ-ment, and the Company, the Company Subsidiaries and the Glass Business are in substantial compliance with all terms and conditions of the required Permits and Licenses, and are also in substantial compliance with all other limita-tions, restrictions, conditions, standards, prohibitions, requirements, obli-gations, schedules and timetables contained in those laws or contained in any relevant regulation, decree or judgment. None of the Company, the Company Subsidiaries nor the Sellers are aware of, or have received notice of, any events, circumstances, practices or actions which may interfere with or pre-vent continued compliance with applicable law, or which may give rise to any legal liability, or otherwise form the basis of any claim, action, suit, pro-ceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.

          3.20 Absence of Questionable Payments. None of Holdings, the Company, the Company Subsidiaries, the Sellers nor any director or senior executive nor, to the knowledge of the Sellers, any Group Company other than the Company Subsidiaries, or any agent, employee or other person acting on behalf or for the benefit of Holdings, the Company, the Group Companies or the Sellers, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of any applicable law. None of the Sellers, Holdings, the Company, the Company Subsidiaries nor any current director or senior executive nor, to the knowledge of the Sellers, any Group Company other than the Company Subsidiaries, or any agent, employee or other person acting on behalf or for the benefit of the Sellers, Holdings, the Company or the Group Companies, has accepted or received any unlawful con-tributions, payments, gifts, or expenditures.

          3.21 Products Liability; Product Recall. (a) Each product manufactured, sold, leased, or delivered by any of the Company or the Company Subsidiaries has been in conformity with all applicable contractual commit-ments and all express and implied warranties.

               (b) There is no action, suit, inquiry, proceeding or in-vestigation by or before any Governmental Authority pending or threatened against or involving the Company or any Company Subsidiary relating to any product alleged to have been manufactured or sold by the Company or any Company Subsidiary and alleged to have been defective, or improperly designed or manufactured, nor is there any valid basis for any such action, proceeding or investigation.


                           ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES
                        OF THE PURCHASER

          The Purchaser hereby represents and warrants to the Sellers as follows:

          4.1 Corporate Organization; Etc. The Purchaser is a corporation validly existing and in good standing under the laws of Italy. The Purchaser has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The Purchaser has taken all action required by law or otherwise required to be taken by it to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement is a valid and binding agreement of the Purchaser enforceable in accordance with its terms.

          4.2 Consent and Approvals; No Violations. (a) The execution and delivery of this Agreement by the Purchaser, the performance hereof and the consummation of the transactions contemplated hereby will not (i) violate any provision of its charter documents, (ii) violate any statute, rule, regu-lation, judgment, order or decree of any public body or authority by which the Purchaser or any of its property or assets are bound, or (iii) conflict with or result in a violation, acceleration or breach of, or constitute a default under, or give rise to any right of cancellation or termination of, any Contract or Agreement.

               (b) Except as contemplated by Section 2.3 hereof, no con-sent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other person is required in connection with the execution, delivery and performance of this Agreement or the consum-mation of the Transactions by the Purchaser.

          4.3 Escrow Agreement. The Purchaser has duly executed and delivered the Escrow Agreement, and such agreement is a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.


                            ARTICLE V
COVENANTS OF THE PARTIES

          The Parties covenant and agree as follows:

          5.1 Full Access. Between the date of this Agreement and the date of the Closing, the Sellers shall, and the Sellers shall cause Holdings to, afford, with respect to Holdings, and shall cause the Company to afford, with respect to the Company and all Company Subsidiaries, to the Purchaser, its counsel, accountants and other representatives full access to the plants, of-fices, warehouses, properties, books and records of Holdings, the Company and all Company Subsidiaries and the Sellers shall, and the Sellers shall cause Holdings to, cause the officers and accountants of Holdings, the Company and all Company Subsidiaries to furnish such additional financial and operating data and other information as the Purchaser shall from time to time reasonably request; provided further, that the Sellers shall use reasonable efforts to provide similar access for all Group Companies other than the Company Subsidiaries.

          5.2 No other Acquisitions in the European Union. Prior to the receipt of approval from the applicable antitrust authorities in Italy and Germany for the transactions contemplated by this Agreement, the Purchaser shall not purchase any company in the glass container industry which has its principal operations in the European Union.

          5.3 Best Efforts. Each of the Parties agrees to use its best efforts to take, or cause to be taken, by the Company or others, all action to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transactions, including, but not limited to, (a) the obtaining of all necessary governmental approvals and the making of all necessary reg-istrations and filings (including, but not limited to, filings with any Governmental Authority, if any) and the taking of all reasonable steps as may be necessary to obtain any governmental approval or waiver, or to avoid any actually or potentially adverse action or proceeding by any Governmental Authority, and (b) the satisfaction of the conditions to the Closing set forth in Section 2.3.

          5.4 Board of Directors Membership; Shareholders and Board of Directors Meetings. Pending the Closing, the Sellers (i) shall cause all the designees of the Purchaser (only 1 in the case of the Board of Directors of Holdings) to be granted the powers necessary to manage the business and affairs of Holdings, the Company and the Company Subsidiaries in the Ordinary Course, (ii) will cause the resignation of all the current directors and will use their best efforts to cause the resignation of all the statutory auditors of Holdings, the Company and the Company Subsidiaries, with effect as of the Closing, and the calling of the relevant shareholders' meetings for the appointment of new boards that will be selected by the Purchaser and (iii) subsequent to the date the designees of the Purchaser are granted the powers described in clause (i) above, will continue to cause the designees of the Purchaser to remain appointed to the Boards of Directors (as Directors and Managing Directors) of each of Holdings, the Company and such of the Company Subsidiaries as the Purchaser shall designate consistent with the provisions of Section 2.1(a). Any action to be taken at any Board of Directors or Share-holders meeting of Holdings, the Company or the Company Subsidiaries shall re-quire the favorable vote of the Purchaser or the Purchaser's designees. With regard to Shareholders meetings, pending the Closing the Purchaser will be represented by the Escrow Agent which will vote at said meetings in accordance with the Escrow Agreement.

          5.5 Public Shares. Each of the Sellers agrees that it will not, and will use its best efforts to cause Holdings, the Company, the Group Compa-nies and their respective Affiliates, officers and directors or any one acting on their behalf not to, bid for or purchase any Public Shares or take any action for the purpose of creating actual or apparent trading in or affecting the price of the Public Shares.

          5.6 Press Release. Within five business days after the date of this Agreement, the Parties hereto agree to issue to the general public and those publications which report on the glass industry a press release which shall be prepared jointly by the Purchaser and the Sellers, in compliance with CONSOB regulations.

          5.7 Customers and Suppliers. Promptly after the dissemination of the press release pursuant to Section 5.6, the Sellers shall cause the Company and Company Subsidiaries to assist in the preparation by the Purchaser of, and to promptly distribute, letters and other notices to those customers, suppli-ers, employees and joint venture partners of the Company or any Company Subsidiary as the Purchaser, in consultation with the Company and Company Subsidiaries, determines to be necessary or desirable in connection with the maintenance of the Company's business relations; provided further, that the Sellers shall use reasonable efforts to cause the Company and the Company Subsidiaries to assist in the preparation by the Purchaser of, and to promptly distribute, letters and other notices to those customers, suppliers, employees and joint venture partners of any Group Company other than the Company Subsid-iaries as the Purchaser, in consultation with the Company and Company Subsidiaries, determines to be necessary or desirable in connection with the maintenance of the Company's business relations.

          5.8 Non-Compete; No Solicitation. The Sellers agree to be bound by the terms and provisions of Schedule 7.

          5.9 Action by Sellers. The Sellers irrevocably agree, also in the interest of the Purchaser, that for all purposes of this Agreement they will be represented herein by (i) Dott. Natale Maderna (born in Naples on September 1, 1920, domiciled in Naples, Parco Carelli, 87, Tax Code No. MDR NTL 20P01 F839T), or (ii) a designee of Dott. Maderna in the event Dott. Maderna should resign. In the event that (i) Dott. Maderna resigns without nominating a designee or becomes incapacitated or (ii) the designee of Dott. Maderna resigns or becomes incapacitated, the Sellers will be represented by Dott. Carlo Pontecorvo (born in Naples on January 5, 1951, domiciled in Naples, Via Posillipo, 50, Tax Code No. PNT CRL 51A05 F839X) and, in the event that Dott. Pontecorvo resigns or becomes incapacitated, the Sellers will act by a majority in interest (evidence of which shall be provided to the Purchaser) according to the percentages set forth in Schedule 8.

          5.10 Shareholders Contribution. The Sellers acknowledge that the Consideration described in Section 2.5 has been paid also in consideration of a "shareholders loan dedicated on account of a capital increase" (the "Share-holders Contribution") of LIT 85,575,960,000 which is reflected as net equity on the balance sheet contained in the Holdings Financial Statements, and, accordingly, the Sellers agree that (i) if, subsequent to the date hereof, Holdings issues any additional shares of capital stock in respect of such Shareholders Contribution, the Purchaser shall have the exclusive right to subscribe for, receive and own such shares or (ii) if, subsequent to the date hereof, Holdings repays, in full or in part, the Shareholders Contribution, the Purchaser shall be exclusively entitled to such repayment.

          5.11 Collection of Government Payments. The Purchaser will seek to cause the Company and/or the Group Companies to collect the cash payments from the government authorities as contemplated by Section 7.4(a)(v).

                          ARTICLE VI
                     CONDUCT OF THE BUSINESS

          Pending the Closing, except as otherwise requested by or expressly consented to or approved by the Purchaser in writing, the Sellers agree to ob-serve and to cause Holdings, the Company and the Company Subsidiaries to ob-serve, and the Sellers agree to use reasonable efforts to cause the Group Companies other than the Company Subsidiaries to observe, the following provi-sions:

          6.1 Ordinary Course of Business. Subject to the provisions of this Article VI and to the extent permitted by applicable law, the Company and the other Group Companies shall carry on the Glass Business in the Ordinary Course under the management and direction of the Purchaser's designees.

          6.2 Amendments. No change or amendment shall be made in the Articles of Association or other constitutive documents of Holdings, the Com-pany or any Group Company, unless so requested by the Purchaser.

          6.3 Capital Changes; Asset Sales; Redemptions. Neither Holdings, the Company nor any Group Company will issue or sell any shares of its capital stock or other securities, acquire directly or indirectly, by redemption or otherwise, any capital stock, reclassify or split-up any such capital stock, declare or pay any dividends thereon in cash, securities or other property or make any other distribution, grant or enter into any options, warrants, calls or commitments of any kind with respect thereto or transfer any assets other than in the Ordinary Course.

          6.4 Certain Investments. Neither Holdings, the Company nor any Group Company will organize any subsidiary, acquire any capital stock or other equity securities of any corporation or acquire any equity or ownership inter-est in any business.

          6.5 Organization. Each of Holdings, the Company and each Group Company shall preserve its corporate existence and business organization intact, to keep available to the Purchaser, its respective officers and key employees, and to preserve for the Purchaser's benefit its relationships with licensors, suppliers, distributors, customers and others having business rela-tions with it.

          6.6 Certain Changes. Neither Holdings, the Company nor any Group Company will:

               (a) Borrow or agree to borrow any funds or incur, or assume or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability (absolute or contingent), except obligations and liabilities incurred in the Ordinary Course;

               (b) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction when due in the Ordinary Course of liabili-ties or obligations reflected or reserved against in the Audited Balance Sheet or incurred in the Ordinary Course since the date of the Audited Balance Sheet, or prepay any obligation having a fixed maturity of more than ninety
(90) days from the date such obligation was issued or incurred;

               (c) Transfer any of its property or assets (real, personal or fixed, tangible or intangible) other than in the Ordinary Course, or permit or allow any such property or asset to be subjected to any Lien of any kind;

               (d) Write down the value of any Inventory or write off as uncollectible any notes or accounts receivable, except for immaterial write-downs and write-offs in the Ordinary Course;

               (e) Cancel any debts or waive any claims or rights of sub-stantial value or transfer any of its properties or assets, except in the Ordinary Course;

               (f) Dispose of or permit to lapse any rights to the use of Intellectual Property, or dispose of or disclose to any person any trade secret, formula, process or know-how not theretofore a matter of public knowl-edge;

               (g) Grant any general increase in the compensation of offi-cers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensa-tion payable or to become payable to any officer or employee;

               (h) Make any capital expenditure or commitment other than in the Ordinary Course;

               (i) Pay, loan or advance any amount to, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of the Sellers or any officers or directors of Holdings, the Company or any Group Company or any Affiliate of such persons or any of its officers or directors, except for directors' fees and compensation to officers in the Ordinary Course;

               (j) Grant or extend any power of attorney or act as guar-antor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any person, corporation, partnership, joint ven-ture, association, organization or other entity;

               (k) Change the auditors of Holdings, the Company or any of the other Group Companies, or

               (l) Agree, whether in writing or otherwise, to do any of the foregoing.

          6.7 Contracts. Unless so requested by the Purchaser, no Contract or Agreement will be entered into, and no purchase of raw material or supplies and no sale of assets will be made, by or on behalf of the Company or any Company Subsidiary, except (i) any normal Contract or Agreement for the pur-chase of, and normal purchases of, raw materials or supplies, made in the Ordinary Course, and (ii) any normal Contract or Agreement for the sale of, and normal sales of, Inventory in the Ordinary Course.

          6.8 No Default. Neither the Sellers, Holdings, the Company nor any Group Company shall do any act or omit to do any act, or permit any act or omission to act, which would be reasonably like to cause or result in a breach of or default under any material Contract or Agreement of Holdings, the Com-pany or any other Group Company, or which would cause the breach of any war-ranty made hereunder.


                           ARTICLE VII
                   SURVIVAL OF REPRESENTATIONS
                 AND WARRANTIES;INDEMNIFICATION

          7.1 Investigations; Survival; Exclusive Remedy. (a) The right to indemnification, payment of Indemnified Costs or other damages or other remedy based on representations, warranties, covenants and obligations of the Parties will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or at the date of the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

               (b) The representations and warranties of the Purchaser shall be extinguished upon the Closing. The representations and warranties of the Sellers shall survive until the third anniversary of the Closing, on which date they shall terminate; provided, however, that any representation or warranty made by the Sellers relating to (i) Taxes, shall survive until the tolling of all applicable statutes of limitation, or (ii) title to securities acquired or to be acquired by the Purchaser hereunder shall survive without limitation. Any claim made or notified pursuant to this Article VII before the otherwise applicable termination date shall survive such termination. Un-less otherwise specified herein, the covenants and agreements of the Parties shall survive the Closing without limit for purposes of indemnification hereunder.

               (c) Except as provided by Articles 1425-1440, 1483 and 1484 of the Italian Civil Code, the right to indemnification shall be the exclusive remedy of the Parties.

          7.2 Indemnity by the Sellers; Right of Set-Off. (a) Subject to the limitations set forth in this Article VII, the Sellers hereby, jointly and severally up to the amount of the limitation contained in Section 7.4(c) and severally to the extent of liability, if any, in excess of such limitation, agree to indemnify and hold the Purchaser, Holdings, the Company, and the other Group Companies, harmless at all times from and against, and shall pay to the Purchaser, Holdings, the Company and the other Group Companies, as the case may be, the full amount (but in the event the Purchaser asserts a claim for indemnification on behalf of the Company in respect of any Group Company other than the Company, the full amount multiplied by the percentage of such Group Company owned, directly or indirectly, by the Company) of any and all Indemnified Costs that may be incurred by the Purchaser, Holdings, the Company and the other Group Companies, including their respective directors and offi-cers (collectively, "Purchaser Indemnified Party"), arising out of, involving or relating to, either directly or indirectly, any of the following:

                    (i) Any inaccuracy in any representations or warranties of the Sellers set forth in this Agreement, the Disclo-sure Schedule or any certificate or other document delivered or to be delivered pursuant hereto;

                    (ii) The matters disclosed in that report dated February 1996 delivered by the Sellers to the Purchaser as initialled by counsel to the Sellers and the Purchaser (the "Phe-nol Liabilities"), notwithstanding such disclosure or the Purchaser's actual knowledge with respect thereto;

                    (iii) Any breach of any covenant, obligation or agreement of the Sellers set forth in this Agreement, the Escrow Agreement or any Schedule, Exhibit, certificate or other document delivered or to be delivered pursuant hereto; and

                    (iv) Any liabilities or obligations of Holdings arising prior to the Closing.

               (b) Subject to the provisions of this Article VII, a Pur-chaser Indemnified Party will be obligated to satisfy any Indemnified Costs by exercise of the right of set-off ("Right of Set-Off") against the Secured Amount or the Contingent Consideration (but in the case of the Contingent Consideration, only if such amounts have become or are likely to become pay-able within 90 days from the date of any Notice of Claim). Satisfaction of any indemnification claim by exercise of the Right of Set-Off (including any earned interest thereon) shall not affect the Sellers' indemnification commit-ments under this Article VII to the extent that such commitments have not previously been fully satisfied by exercise of the Right of Set-Off. Any con-tribution arrangements among the Sellers shall not affect any Purchaser Indemnified Party's rights under this Article VII.

          7.3 Indemnity by the Purchaser. The Purchaser hereby indemnifies and agrees to hold the Sellers harmless from and against, and shall pay to the Sellers the full amount of any and all Indemnified Costs that may be incurred by the Sellers, arising out of, involving or relating to, any breach of any covenant, obligation or agreement of the Purchaser set forth in this Agreement or any certificate or other document delivered or to be delivered pursuant hereto.

          7.4  Limitation.         (a)  The amount of Indemnified Costs
for which the Sellers would otherwise be liable to the Purchaser Indemnified Parties under this Article VII shall be reduced to the extent that:

               (i) any reserves or accruals for liabilities reflected on the audited consolidated balance sheet of the Company as of December 31, 1996 (the "December 31, 1996 Balance Sheet") subsequently prove to have been over-stated with respect to the total amount of the relevant items; provided, however, that all reserves and accruals on such balance sheet must be audited and in conformity with past practice and Italian GAAP consistently applied;

               (ii) insurance recoveries relating to events occurring prior to the date hereof exceed the amount of any related insurance receivable reflected on the December 31, 1996 Balance Sheet; provided, however, that all receivables on such balance sheet must be audited and in conformity with past practice and Italian GAAP consistently applied;

               (iii) collections relating to Accounts Receivables reflected on the December 31, 1996 Balance Sheet exceed such reflected amount; provided, however, that all receivables on such balance sheet must be audited and in conformity with past practice and Italian GAAP consistently applied;

               (iv) debt reflected on the December 31, 1996 Balance Sheet is forgiven in whole or in part; provided, however, that all debt on such balance sheet must be audited and in conformity with past practice and Italian GAAP consistently applied; and

               (v) the amount of cash payments that the Company and/or any Group Company receives during the four year period beginning January 1, 1996 and ending December 31, 1999 from government authorities as per Schedule 7.4(a)(v) exceeds LIT 18,000,000,000 (it should be noted that the amounts stated in such Schedule 7.4(a)(v) are indicative amounts expected to be received); provided that, the amount of Indemnified Costs shall not be reduced for any amount of such cash payments from government authorities in excess of LIT 43,535,000,000 and, therefore, the maximum reduction of Indemnified Costs pursuant to this subsection 7.4(a)(v) shall not exceed LIT 25,535,000,000; provided further, that any reduction made pursuant to this subsection 7.4(a)(v) as a result of cash payments received by any Group Company other than the Company shall equal the full amount of such cash payment multiplied by the percentage of the Group Company owned by the Company.

               (b) The Sellers shall not be obligated to indemnify any Purchaser Indemnified Party under this Article VII unless and until the aggre-gate amount of Indemnified Costs (after taking account of the provisions of Section 7.4(a) above) incurred by Purchaser Indemnified Parties equals or ex-ceeds LIT 5.0 billion, in which event Indemnified Costs in excess of such amount shall be payable pursuant to this Article VII.

               (c) Subject to Article 1229 of the Italian Civil Code, the Indemnified Costs (after taking account of the provisions of Sections 7.4 (a) and (b) above) arising from (i) any inaccuracy in any representations or warranties of the Sellers set forth in this Agreement, the Disclosure Schedule or any certificate or other document delivered or to be delivered pursuant hereto or (ii) the Phenol Liabilities, notwithstanding such disclosure or the

Purchaser's actual knowledge with respect thereto, for which the Sellers may be liable shall be limited to LIT 26.5 billion (the "Cap"), provided that:

               (i) such Cap shall apply to indemnifiable costs arising out of, involving or relating to, matters of potential liability undisclosed or inaccurately disclosed in this Agreement or the Disclosure Schedule; and

               (ii) such Cap shall not serve to limit liability for undisclosed (whether known or unknown) or inaccurately disclosed matters which would result in a breach of (1) Section 3.4 (which covers title to Holdings Shares, Company Shares and shares/quotas of the Group Companies), (2) Section
3.8 (which covers financial matters relating to Holdings) and (3) Section 3.16 (which covers Taxes); provided that, with regard to any indemnifiable costs arising out of, involving or relating to, the matters described in clauses
(1), (2) and (3) of this Section 7.4(b)(ii) which are in excess of the Cap, the Sellers shall be severally, and not jointly, liable for such costs in excess of the Cap, only after full exhaustion of the Cap, and only to the extent of LIT 640,236,959,016 in accordance with the percentages set forth in
Schedule 8.

               (d) As noted in Section 7.1(b), the representations and warranties of the Sellers shall survive until the third anniversary of the Closing, except that (i) any representation or warranty made by the Sellers relating to Taxes shall survive until the tolling of all applicable statutes of limitation, and (ii) any representation or warranty made by the Sellers relating to title to securities acquired or to be acquired by the Purchaser hereunder shall survive without limitation.

               (e) No Phenol Liability shall be deemed to be an Indemnified Cost except to the extent that the aggregate amount of any Phenol Liabilities exceed USD 8 million, in which event 50% of the amount by which such Phenol Liabilities exceed USD 8 million shall be deemed to be Indemnified Costs for which the Sellers shall remain liable, subject to the limitations set forth in clauses (a), (b) and (c) of this Section 7.4.

          7.5 Notice of Claims; Payment. (a) Notwithstanding any other provision contained in this Agreement, any Indemnified Party shall be deemed to have waived any right thereto unless such party gives to the Indemnifying Party written notice of Claim (the "Notice of Claim"), which Notice of Claim must be submitted by the Purchaser (in the case of a claim by a Purchaser Indemnified Party) or by an authorized designee of the Sellers (in the case of a claim by the Sellers), and shall contain, to the extent known to the Indem-nified Party, the facts constituting the basis for such Claim.

               (b) The Purchaser shall pay to the Sellers all Indemnified Costs determined pursuant to this Article VII not later than thirty days after (i) the Sellers provide written Notice of Claim under this Article VII to the Purchaser and the Purchaser does not object to such Claim or (ii) a final arbitration award if the Purchaser raises an objection to such Claim.
If the Purchaser wrongfully withholds its payment, it shall be required to pay interest at an annualized rate equal to the sum of (i) the Applicable Rate charged on the due date plus (ii) two percent (2%) for the period commencing on the due date and ending on the date such payment is made. For purposes of this Section 7.5(b), the due date shall be the date thirty days after the occurrence of either of the events described in clause (i) and (ii) of the first sentence of this Section 7.5(b).

               (c) If the Purchaser Indemnified Party shall have incurred any Indemnified Costs to which in its judgment it is entitled to be indemnified by the Sellers pursuant to this Article VII, the Purchaser shall deliver the Notice of Claim to the Sellers at the addresses specified in
Schedule 9 specifying the amount of such Indemnified Costs to which it main-tains it is entitled to indemnification and the facts constituting the basis of such claim. The Sellers may dispute all or any portion of such Indemnified Costs; provided that the Sellers shall notify the Purchaser in writing of any disputed amounts, specifying the exact amounts in dispute and the basis for such dispute, within 45 calendar days of the Sellers' receipt of Purchaser's Notice of Claim. As promptly as possible after December 31, 1999, the Pur-chaser shall provide the Sellers with a certificate (the "Officer's Certifi-cate") of an officer of the Company setting forth (i) the aggregate amount of Indemnified Costs to which it maintains it is entitled to indemnification and
(ii) the amounts to be deducted from such aggregate amount pursuant to Section 7.4(a) and 7.4(b). The Sellers shall pay to the Purchaser the amount speci-fied in clause (i) of the previous sentence (plus interest thereon accrued from the date of the occurrences for which indemnity is so claimed, provided that interest shall not accrue or be payable with respect to any Indemnified Cost until all reserves or accruals relating to such Indemnified Cost on the December 31, 1996 Balance Sheet have been exhausted) minus the amounts speci-fied in Section 7.4(a)(ii), (iii), (iv) and (v) (plus interest thereon accrued from the date of the recovery, collection, debt forgiveness and/or receipt of cash payments from government authorities, as the case may be, referred to in
Section 7.4(a)(ii), (iii), (iv) and (v)) not later than thirty days after (i) the Purchaser delivers the Officer's Certificate to the Sellers and the Sellers do not object to the contents of such Officer's Certificate or (ii) a final arbitration award if the Sellers raise an objection to the contents of such Officer's Certificate. If the Sellers wrongfully withhold payment, they shall be required to pay interest at an annualized rate equal to the sum of
(i) the Applicable Rate charged on the due date plus (ii) two percent (2%) for the period commencing on the due date and ending on the date such payment is made. For purposes of this Section 7.5(c), the due date shall be the date thirty days after the occurrence of either of the events described in clause
(i) and (ii) of the fourth sentence of this Section 7.5(c).

          7.6 Defense by Indemnifying Party. An Indemnified Party shall initially undertake the defense of any Third Party Claim (at the expense of the Indemnifying Party) until the Indemnifying Party has acknowledged in writ-ing that the Third Party Claim might give rise to an Indemnified Cost, whether or not involving litigation, at which point the Indemnifying Party will be entitled to assume the defense of such claim; provided, that the Indemnified Party may at any time, at its election, participate (including through representation by attorneys of its own) in such defense, provided, further, that such participation shall be at the Indemnified Party's own expense. If the Indemnifying Party does not assume control of the defense as provided above, the Indemnified Party may defend against such claim, in such manner as it may deem appropriate, including, but not limited to, settling such claim before or at any stage of the litigation (after giving notice thereof to the Indemnifying Party) on such terms as the Indemnified Party may deem appropri-ate; provided, however, that the Indemnified Party shall not settle any such claim for consideration other than money without the prior written consent of the Indemnifying Party and the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, settle or compromise any claim or consent to the entry of any judgment that does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnifying Party of a release from all liability in respect of such claim. Upon request, the Indemnified Party shall give the Indemnifying Party access to such information possessed by the Indemnified Party as the Indemnifying Party reasonably re-quests relating to such claim. At the Indemnifying Party's reasonable request, the Indemnified Party will cooperate with the Indemnifying Party in the preparation of such defense if the Indemnifying Party reimburses the Indemnified Party for the reasonable expenses incurred in connection with such request. The Indemnifying Party shall not settle any such claim for consid-eration other than money or consideration unrelated to the assets or oper-ations of the Indemnified Party without the prior written consent of the In-demnified Party and the Indemnifying Party shall not, without the prior writ-ten consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment that does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The party con-testing or defending a Third Party Claim shall afford to the other party and its counsel an opportunity to be present at, and to participate in conferences with all persons, including Governmental Authorities, asserting such claims and conferences with representatives or counsel for such persons.


                          ARTICLE VIII
                           TERMINATION


          (a) This Agreement may be terminated by mutual written agreement of the Purchaser and the Sellers, and shall not come into full force and effect in the event that the conditions to Closing provided under Section 2.3 have not occurred on or prior to March 31, 1997.

          (b) In case of termination of this Agreement under this Article VIII, all confidential information received by any Party with respect to the business of any other Party or its Affiliates will be kept confidential and will not, without the prior written consent of the party disclosing such information, be disclosed by the party receiving such information (or such Party's representatives), in whole or in part, and will not be used by the Party receiving such information (or such Party's representatives), directly or indirectly, for any purpose other than in connection with completing the Transactions.

                           ARTICLE IX
                    MISCELLANEOUS PROVISIONS

          9.1 Entire Agreement; Amendments and Waivers. This Agreement (together with the documents, instruments and writings delivered pursuant hereto, including the Disclosure Schedule and other Schedules and Exhibits hereto) supersedes all prior documents, understandings and agreements, oral or written, relating to these Transactions, including without limitation, the letter of intent, dated May 30, 1996, between Owens-Illinois, Inc., Holdings and the Sellers, and, except as contemplated by various written agreements entered into concurrently herewith, constitutes the entire understanding be-tween the Parties with respect to the subject matter hereof; provided, however, that in the event this Agreement is terminated, or does not come into full force and effect, in accordance with Section 8(a) hereof, the provisions contained in Section 8(b) shall remain in full force and effect. Any modifica-tion or amendment to, or waiver of, any provision of this Agreement may be made only by an instrument in writing executed by the Party against whom enforcement thereof is sought.

          9.2 Waiver of Compliance. Any failure of the Sellers or the Pur-chaser to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the Purchaser or the Sellers, respec-tively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

          9.3 Expenses. Whether or not the Transactions shall be consum-mated, each Party shall pay all of its own fees and expenses relating to the transactions contemplated by this Agreement, including, without limitation, all fees of counsel, actuaries, financial advisors and accountants. The fees and expenses associated with the Escrow shall be shared equally between the Sellers, on the one hand, and the Purchaser, on the other hand.

          9.4 Transfer Taxes. The Purchaser agrees that it will pay any stamp duty ("tassa sui contratti di borsa") and other endorsement costs (other than taxes) incurred in connection with the endorsement of the Holdings Shares and the Direct Shares to the Purchaser.

          9.5 Tax Amnesty. If a tax amnesty becomes available to Holdings, the Company and/or the Company Subsidiaries for any period for which the Sellers may have liability, the Sellers may request that Holdings, the Company and/or the Company Subsidiaries take advantage of such tax amnesty and the cost will be borne by the Sellers. If, for any reason, Holdings, the Company and/or the Company Subsidiaries do not wish to take advantage of the tax amnesty, they may veto the request of the Sellers in which case the liability of the Sellers for the relevant period subject to the amnesty will be limited to the cost of the amnesty.

          9.6 Notices. Any notice or other communication to a Party required or permitted hereunder shall be made in writing and may be sent by registered mail, return receipt requested, addressed to the address of such

Party set forth in Schedule 9 hereto or to such other address as such other Party shall have communicated to each other Party.

          9.7 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Party or Parties, as the case may be, provided, however, that the Purchaser may assign, without any prior consent of the other Parties, its rights, interests and obligations to a subsidiary of Owens-Illinois, Inc., provided that the Purchaser shall remain responsible for its obligations hereunder.

          9.8  Publicity.  Other than as provided for in Sections 5.6 and
5.7 of this Agreement, no Party hereto shall make or issue, or cause to be made or issued, any announcement or written statement concerning this Agree-ment or the Transactions for dissemination to the general public without the prior written consent of the other Parties. This provision shall not apply, however, to any announcement or written statement required to be made by law or the regulations of any Governmental Authority, except that the Party re-quired to make such announcement shall consult with the other Parties concern-ing the timing and content of such announcement before such announcement is made.

          9.9 Brokers and Finders. Neither the Sellers, Holdings, nor the Company or any Group Company or any of their respective officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Transac-tions. Except for Morgan Stanley & Co., the Purchaser has not employed any broker or finder or incurred any liability for brokerage fees, commissions or finder fees in connection with the transactions contemplated by this Agree-ment.

          9.10 Dispute Resolution. The Parties shall attempt to resolve any dispute arising in connection with this Agreement amicably by mutual agreement. Any such dispute between the Parties which cannot be settled by agreement within a period of sixty (60) days shall be finally resolved by arbitration under the Rules of Conciliation and Arbitration of the ICC. Any such arbitration shall be initiated by the delivery of a notice in writing by any Party to the other Party following such sixty (60) day period. The arbi-tration panel shall be comprised of three (3) arbitrators, one (1) to be ap-pointed by the Purchaser, and one (1) to be appointed by the Sellers, and the third by the first two (2) arbitrators. If either of the first two (2) arbi-trators are not appointed within the time provided by said rules, or the two
(2) arbitrators fail to agree on the choice of the third within thirty (30) days after the appointment of the second arbitrator becomes effective, such arbitrator(s) shall be appointed by the International Court of Arbitration of the ICC. The place of arbitration shall be Geneva, Switzerland. The language to be used in the arbitral proceeding shall be English. The decision and award of the arbitral tribunal shall be final, non-appealable and binding on all parties hereto and their successors and permitted assigns hereunder, shall include a decision regarding the allocation of costs relating to any such arbitration and all matters related thereto, and shall be enforceable in any court of competent jurisdiction in accordance with the United Nations Conven-tion on the Recognition and Enforcement of Foreign Arbitral Awards.

          9.11 Counterparts; Language Conflicts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement, including the Disclosure Schedule attached hereto, is executed in English and in an Italian translation. If any provi-sion contained in the English version of this Agreement conflicts or is incon-sistent with any provision in the Italian translation of this Agreement, then the provision in the English version shall prevail; provided, however, that in the case of Exhibit A (for which no English version will be produced), the Italian version shall prevail.

          9.12 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation other than the Parties hereto and their successors or assigns (including any Affiliate of Owens-Illinois, Inc.), any rights or remedies under or by reason of this Agreement.

          9.13 Governing Law. This Agreement and the legal relations among the Parties shall be governed by and construed in accordance with the laws of the Republic of Italy, without regard to its conflicts of law doctrine.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, all as of the day and year first above written.





                              OI ITALIA S.R.L.


                              By:  /s/R. Scott Trumbull
                                   --------------------
                              Name:   R. Scott Trumbull
                              Title:  Attorney-in-Fact




                              SELLERS NAMED ON SCHEDULE 1 HERETO


                              By:  /s/Carlo Pontecorvo
                                   -------------------
                              Name:   Carlo Pontecorvo
                              Title:  Attorney-in-fact

                                   SCHEDULE 2
                                  DEFINITIONS


     "Accounts Receivable" shall mean the trade accounts receivable of the Company and Company Subsidiaries relating to the Glass Business which are out-standing on the date hereof.

     "Affiliate" shall mean, with respect to a specified person, (A) any person directly or indirectly owning, controlling, or holding five percent or more of the securities of the specified person, except where such ownership is a portfolio investment; (B) any person five percent or more of whose securi-ties are directly or indirectly owned, controlled, or held by such specified person, except where such ownership is a portfolio investment; (C) any person directly or indirectly controlling, controlled by, or who is under common con-trol with, the specified person; (D) any officer, director, partner, copart-ner, or employee of the specified person; (E) any trust or estate in which the specified person has a substantial beneficial interest or as to which the specified person serves as a trustee or in a similar capacity; and (F) any relative or spouse of the specified person, or any relative of such spouse.

     "Applicable Rate" means three-month RIBOR as published in the daily newspaper "Il sole - 24 Ore."

     "Audited Balance Sheet" means the audited, consolidated balance sheet of the Company as at December 31, 1995, included in the Audited Financial State-ments.

     "Audited Financial Statements" means the audited consolidated Financial Statements of the Company covering each of the three year periods ended Decem-ber 31, 1993, 1994 and 1995, in the form as filed by the Company with CONSOB.

     "Billion" means one thousand million.

     "Business Day" means any day during which banks are generally scheduled to be open for business in Milan and New York City, and during which regular trading is scheduled to occur on the Milan Stock Exchange.

     "Cap" has the meaning set forth in Section 7.4(c) of this Agreement.

     "Claim" means any claim or any legal or equitable action or any arbitra-tion proceeding by any party, including a Third Party Claim.

     "Closing" has the meaning set forth in Section 2.2(a) of this Agreement.

     "Company" has the meaning set forth on page 1 of this Agreement.

     "Company Shares" means the 41,989,240 shares, par value LIT500 each, of the Company issued and outstanding as of the date of this Agreement, excluding the 2,194,055 Withdrawn Shares.

     "Company Subsidiary" means the companies set forth under "Subsidiaries" in Schedule 3.6(b) of the Disclosure Schedule.

     "CONSOB" means Commissione Nazionale per le Societa e la Borsa, the Italian national companies and stock exchange commission.

     "Contingent Consideration" has the meaning set forth in Section 2.6 of this Agreement, determined in accordance with Schedule 4(a) hereto.

     "Contracts and/or Agreements" means agreements, contracts, commitments, leases, subleases, indentures, mortgages, instruments, security interests, guaranties, insurance policies, warranty claims, rights against third parties, causes of action, other similar arrangements and rights thereunder.

     "Direct Shareholders" has the meaning set forth on page 1 of this Agree-ment.

     "Direct Shares" has the meaning set forth in page 1 of this Agreement.

     "Direct Shares Consideration" has the meaning set forth in Section 2.5(a)(ii) of this Agreement.

     "Disclosure Schedule" means the document entitled Disclosure Schedule, attached as Schedule 3 to this Agreement, which is delivered by the Sellers to the Purchaser simultaneously with the execution hereof, and incorporated here-in by reference, containing the information required to be included therein pursuant to this Agreement.

     "Escrow Agent" means Societa per Amministrazioni Fiduciarie "SPAFID" S.p.A., an Italian company with registered offices in Milan, 6, Piazza P. Ferrari.

     "Escrow Agreement" is the agreement referred to in Section 2.1(a)(ii) of this Agreement.

     "Financial Books and Records" means all ledgers, books, accounts and journals used in connection with preparing any Financial Statements, including certain originals of which are required by law or any Governmental Authority to be maintained by Holdings, the Company, or any Group Company.

     "Financial Statements" means consolidated income statement, balance sheet, and funds flow statement and accompanying footnotes at or for the peri-od ending on any specified date.

     "Glass Business" means the business of developing, testing, manufactur-ing, marketing, selling and exporting glass container and packaging products, tableware and insulators and related support operations, as currently con-ducted by the Group Companies, as a going concern.

     "Governmental Authority" means any court or governmental or other regulatory or administrative agency, commission body, official or any stock exchange authority having jurisdiction over the Parties, Holdings, the Company or any Group Company or any of their properties or operations.

     "Group Companies" means the Company, any Company Subsidiary and Affili-ates or investees of the Company set forth in Schedule 3.6(b) of the Disclo-sure Schedule.

     "Holdings" has the meaning set forth on page 1 of this Agreement.

     "Holdings Financial Statements" has the meaning set forth in Section 3.8 of this Agreement.

     "Holdings Purchase Consideration" has the meaning set forth in Section 2.5(a)(i) of this Agreement.

     "Holdings' Shareholders" has the meaning set forth on page 1 of this Agreement.

     "Holdings Shares" has the meaning set forth on page 1 of this Agreement.

     "ICC" means the International Chamber of Commerce.

     "Indemnified Costs" means penalties, losses, damages, liabilities, costs or expenses (including, without limitation, reasonable attorneys' fees and other dispute resolution costs).

     "Indemnified Party" means any party entitled to indemnification under
Article VII of this Agreement.

     "Indemnifying Party" means any party from whom indemnification is sought under Article VII of this Agreement.

     "Intellectual Property" means all design registrations, patents, patent applications, service marks, product registrations, scientific data relating to the safety and efficacy of products, trademarks, trademark registrations, trademark applications, corporate names, logos, copyrights, copyright applica-tions, industrial design registrations, utility models, trade names, trade rights, whether or not registered (or by whatever name or designation), owned or licensed, directly or indirectly, in whole or in part by the Company or any Company Subsidiary, and all proprietary data, formula cards and technical, manufacturing or marketing know-how or information (and materials embodying such information) in the possession of the Company or any Company Subsidiary, including new developments, discoveries, inventories and trade secrets and documentation thereof (including related papers, drawings, models, prototypes, chemical and biological compositions, formulas, diaries, notebooks, specifica-tions, methods of manufacture, data-processing cards, disks, tapes and other software and all data contained therein or thereon), goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, used in connection with, or that relate to, or are necessary to the operation of the Glass Business.

     "Interim Unaudited Balance Sheet" means the unaudited consolidated balance sheet of the Company as at June 30, 1996, included in the Interim Unaudited Financial Statements.

     "Interim Unaudited Financial Statements" means the interim unaudited consolidated Financial Statements of the Company for the six month period ended June 30, 1996, including the Interim Unaudited Balance Sheet, prepared by the Company pursuant to Italian GAAP in a manner consistent with the Audited Financial Statements.

     "Inventory" means raw materials and supplies, manufactured and purchased parts, goods in process and finished goods other than spare parts expensed.

     "Italian GAAP" means Italian generally accepted accounting principles.

     "Liens" means any claim, mortgage, deed of trust, pledge, security interest, lien, conditional sales arrangement charge or other encumbrance of any kind.

     "LIT" means Lire (or in the singular Lira), the lawful currency of the Republic of Italy.

     "Management and Non-Competition Agreements" has the meaning set forth in
Section 2.1(a)(v) of this Agreement.

     "Merger" has the meaning set forth in Section 3.6(a) of this Agreement.

     "Minors" has the meaning set forth on page 1 of this Agreement.

     "Notice of Claim" has the meaning set forth in Section 7.5(a) of this Agreement.

     "Ordinary Course" means the ordinary course of business consistent with
(a) past custom and practices of the Glass Business, including with respect to quantity, price and frequency and (b) the financial plan and accounting practices reflected in the Audited Financial Statements and the Unaudited Consolidated October 31, 1996 Financial Statements.

     "Other Financial Information" means the statements of accounts, budgets, income statements, balance sheets, and similar financial information of Hold-ings, the Company and the Company Subsidiaries including, without limitation, an estimated statement of profitability (excluding extraordinary items) for the twelve-month period ending December 31, 1996, with respect to the Glass Business which have been provided to the Purchaser.

     "Parties" means the Purchaser and the Sellers.

     "Permits and Licenses" means franchises, approvals, permits, licenses, including paid up licenses on all computer software, orders, registrations, certificates, variances, and similar rights obtained from any Governmental Authority, used in connection with, or that relate to, or are necessary to, the operation of the Glass Business.

     "Personal Property" means tangible personal property, whether owned or leased, including machinery, equipment, computers and computer software, fur-niture, automobiles, trucks, tractors, trailers, tools, jigs, and dies, wher-ever located.

     "Phenol Liabilities" shall have the meaning set forth in Section 7.2(a)(ii) of this Agreement.

     "Public Shareholders" means such persons, other than Sellers, who may from time to time own the Public Shares.

     "Public Shares" means the 8,869,830 shares of capital stock in the Company, representing 21.124% of the Company Shares listed for trading on the Milan Stock Exchange.

     "Purchaser" has the meaning set forth on page 1 of this Agreement.

     "Purchaser Indemnified Party" has the meaning set forth in Section 7.2(a) of this Agreement.

     "Purchaser's Auditors" means Reconta Ernst & Young, [Milan] office.

     "Purchaser's Italian Counsel" means Gianni, Origoni & Partners.

     "Real Property" means real property, whether owned or leased, including all buildings, improvements, fixtures, fittings, production lines, equipment, easements, rights of way and appurtenants thereon and thereto.

     "Right of Set-Off" has the meaning set forth in Section 7.2(b) of this Agreement.

     "Secured Amount" has the meaning set forth in Section 2.7(b) of this Agreement.

     "Sellers" has the meaning set forth on page 1 of this Agreement.

     "Sellers' Counsel" means Studio Legale e Tributario, 4 Via di Porta Pinciana, Rome.

     "Shareholders Contribution" has the meaning set forth in Section 5.10 of this Agreement.

     "Signing" has the meaning set forth in Section 2.1(a) of this Agreement.

     "Tax" or "Taxes" means all taxes, charges, fees, levies and other assessments, including, without limitation, income, excise, capital, property, immovable property, sales, use, payroll (including required withholdings), value added, social security and franchise taxes imposed by any Governmental Authority, but excluding Transfer Taxes. Such term shall include any inter-est, penalties or additions payable in connection with such taxes, charges, fees, levies or other assessments.

     "Third Party Claim" means any claim or any legal or equitable action or any arbitration proceeding by a person who is not a party to this Agreement.

     "Transactions" shall mean the acquisition, by the means specified in
Article II of this Agreement by the Purchaser, of the Holdings Shares and the Direct Shares.

     "Transfer" means to sell, convey, assign, transfer, deliver or otherwise dispose, whether voluntarily or by operation of law.

     "Transfer Taxes" means all transfer, recording, registration, stamp duty, capital, sales and similar taxes or fees imposed by law or any Govern-mental Authority in connection with or otherwise due and payable as a result of any actions necessary to effect the Transactions.

     "Unaudited Consolidated October 31, 1996 Financial Statements" means the unaudited consolidated balance sheet of the Company as at October 31, 1996 and the unaudited consolidated profit and loss statement of the Company for the ten month period ending October 31, 1996.

     "Withdrawn Shares" has the meaning set forth in Section 3.7(b) of this Agreement.

The plural or singular, as the case may be, of any defined term shall have a meaning correlative to such defined term.